EXHIBIT 4.6

DESCRIPTION OF SECURITIES

The following is a summary of the terms of each class of securities of OSI Systems, Inc. that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As this is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth below, you should refer to our certificate of incorporation and amended and restated bylaws, which are included as exhibits to our Annual Report on Form 10-K, and to the applicable provisions of Delaware law.

Our authorized capital stock currently consists of 100,000,000 shares of Common Stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of June 30, 2026, our Common Stock is the only class of securities registered pursuant to Section 12 of the Exchange Act.

COMMON STOCK

Voting Rights

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividends

Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. Since the consummation of our initial public offering in 1997, we have not issued any dividends.

Liquidation, Dissolution or Winding-Up

In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably with the holders of any then outstanding preferred stock in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

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